UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ELAH HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28413L 105

(CUSIP Number)

David Plutzer, Esq.

Goldman Sachs Asset Management, L.P.

200 West Street

New York, New York 10282

(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28413L 105

1.	Names of Reporting Persons Goldman Sachs Asset Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,036
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,036
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,036
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.5% (1)
14.	Type of Reporting Person (See Instructions) IA; PN

(1)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

CUSIP No. 28413L 105

1.	Names of Reporting Persons Goldman Sachs BDC, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,214
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,214
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3% (1)
14.	Type of Reporting Person (See Instructions) CO; IV

(1)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

CUSIP No. 28413L 105

1.	Names of Reporting Persons Goldman Sachs Private Middle Market Credit LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,386
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4% (1)
14.	Type of Reporting Person (See Instructions) OO; IV

(1)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

CUSIP No. 28413L 105

1.	Names of Reporting Persons Goldman Sachs Middle Market Lending Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 65,436
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 65,436
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,436
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9% (1)
14.	Type of Reporting Person (See Instructions) CO; IV

(1)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to newly issued shares of post-reorganization common stock, par value $0.001 per share (the “Common Stock”), of Elah Holdings, Inc. (f/k/a Real Industry, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 8214 Westchester Drive, Suite 950, Dallas, Texas 75225.

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by and on behalf of each of Goldman Sachs Asset Management, L.P., a Delaware limited partnership (“GSAM”), Goldman Sachs BDC, Inc., a Delaware corporation (“GS BDC”), Goldman Sachs Private Middle Market Credit LLC, a Delaware limited liability company (“GSPMMC”), and Goldman Sachs Middle Market Lending Corp., a Delaware corporation (“GSMMLC”, and, collectively with GS BDC and GSPMMC, the “GS Purchasers”). Each of GSAM, GS BDC, GSPMMC and GSMMLC is referred to herein as a “Reporting Person” and collectively, GSAM, GS BDC, GSPMMC and GSMMLC are referred to herein as the “Reporting Persons.” Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”).

GSAM is an investment adviser registered under the Investment Advisers Act of 1940, as amended. GSAM serves as the investment adviser to each of the GS Purchasers and, as such, may be deemed to beneficially own the shares of Common Stock beneficially held by each of the GS Purchasers. The (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer of GSAM (the “GSAM Officers”) is set forth in Schedule I hereto and are incorporated herein by reference.

GS BDC is the direct beneficial owner of 46,214 shares of the Issuer’s Common Stock covered by this Schedule 13D. The (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each director and executive officer of GS BDC (the “GS BDC Directors and Officers”) are set forth in Schedule I hereto and are incorporated herein by reference.

GSPMMC is the direct beneficial owner of 69,386 shares of the Issuer’s Common Stock covered by this Schedule 13D. The (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each director and executive officer of GSPMMC (the “GSPMMC Directors and Officers”) are set forth in Schedule I hereto and are incorporated herein by reference.

GSMMLC is the direct beneficial owner of 65,436 shares of the Issuer’s Common Stock covered by this Schedule 13D. The (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each director and executive officer of GSMMLC (the “GSMMLC Directors and Officers” and, collectively with GSAM Officers, GS BDC Directors and Officers, and GSPMMC Directors and Officers, the “GS Directors and Officers”) are set forth in Schedule I hereto and are incorporated herein by reference.

GSAM declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities directly held by each of GS BDC, GSPMMC or GSMMLC covered by this Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons is 200 West Street, New York, New York 10282.

(c) GSAM and its affiliates are engaged in the business of serving as the investment manager of a variety of investment funds, including each of GS BDC, GSPMMC and GSMMLC. The principal business of each of GS BDC, GSPMMC and GSMMLC is investment activities, with a focus on lending to middle market companies. The principal occupation of each of the GS Directors and Officers is set forth on Schedule I attached hereto and incorporated herein by reference.

(d) During the past five years, none of the Reporting Persons have (nor, to the knowledge of any of the Reporting Persons, has any of the persons listed on Schedule I) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons have (nor, to the knowledge of any of the Reporting Persons, has any of the persons listed on Schedule I hereto) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The place of organization and/or citizenship of each Reporting Person is listed in paragraph (a) of this Item 2. Additionally, the citizenship of each of the GS Directors and Officers is set forth on Schedule I attached hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or other Consideration

On the Effective Date (as defined below), pursuant to the Plan, the GS Purchasers entered into a Securities Purchase Agreement, by and among 210/RELY Partners, LP (“210 Partners” and, together with the GS Purchasers, the “Purchasers”), the GS Purchasers and the Issuer (the “Securities Purchase Agreement”), pursuant to which the GS Purchasers agreed to purchase 181,036 shares of Common Stock of the Issuer for an aggregate purchase price of $8.75 million (the “GS Purchase Price”), and 210 Partners agreed to purchase 181,037 shares of Common Stock of the Issuer for an aggregate purchase price of $8.75 million.

In connection with the acquisition of the Common Stock by the GS Purchasers pursuant to the Securities Purchase Agreement, the full amount of the outstanding loan under the DIP Financing (as defined below) owed to the GS Purchasers, including accrued and unpaid interest thereon, was applied toward the purchase price paid by the GS Purchasers. As a result, the cash portion of the purchase price was reduced on a dollar-for-dollar basis by $2.76 million, and the GS Purchasers expended an aggregate of $5.99 million of cash to pay the remaining portion of the purchase price for the shares of Common Stock.

The source of funds for payment of the GS Purchase Price was working capital of the GS Purchasers.

Item 4. Purpose of Transaction

The information set forth in Item 3 and Item 5(d) of this Schedule 13D is incorporated herein by reference.

Chapter 11 Reorganization of Issuer

On November 17, 2017, the Issuer, Real Alloy Intermediate Holding, LLC (“RAIH”), Real Alloy Holding, Inc. (“Real Alloy”) and certain of Real Alloy’s wholly-owned U.S. subsidiaries (collectively with RAIH and Real Alloy, the “Real Alloy Debtors”) filed voluntary petitions (the “Chapter 11 Proceedings”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On January 17, 2018, the Bankruptcy Court entered an order approving the Issuer’s entry into a loan agreement and related ancillary documents with each of the GS Purchasers and an affiliate of the 210 Purchaser (the “210 Affiliate DIP Lender”) and pursuant to which such parties agreed to make a debtor-in-possession loan in the aggregate principal amount of $5.5 million to the Issuer on a senior secured superpriority basis (the “DIP Financing”). On March 1, 2018, the Issuer filed a plan of reorganization pursuant to Chapter 11 of the Bankruptcy Code, and a disclosure statement with the Bankruptcy Court in connection with the Chapter 11 Proceedings. On March 29, 2018, the Bankruptcy Court approved the solicitation of the Issuer’s proposed plan of reorganization (the “Proposed Plan”) for the resolution of the outstanding claims against and interests in the Issuer and the accompanying proposed disclosure statement (as amended, the “Disclosure Statement”) with respect to the Proposed RI Plan. On May 2, 2018, the Issuer filed an amended plan of reorganization (as amended or revised, the “Plan”) with the Bankruptcy Court. The foregoing descriptions of the Plan and the Disclosure Statement do not purport to be complete and are qualified in their entirety by the contents of the Plan and the Disclosure Statement, copies of which are attached as Exhibits 99.2 and 99.3 to this Schedule 13D and are incorporated herein by reference.

On May 2, 2018, following a confirmation hearing, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Issuer’s Plan, which superseded the Proposed Plan in all respects. On May 8, 2018, the Issuer filed a revised version of the confirmed Plan in order to clarify a provision regarding the terms of the appointment of the members of the board of directors of the Issuer following the Effective Date.

Pursuant to the Plan, at 4:00 p.m., Eastern Time (the “Effective Time”), on May 9, 2018 (the “Effective Date”), all issued and outstanding capital stock and options, warrants and other instruments convertible into, exercisable or exchangeable for, any capital stock of the Issuer (other than the shares of Common Stock issued on the Effective Date pursuant to the Securities Purchase Agreement) were deemed cancelled pursuant to the terms of the Plan and the Confirmation Order. Immediately thereafter, shares of new Common Stock were deemed issued to the applicable holders of cancelled shares pursuant to the Plan at an effective ratio of 200 cancelled shares to one share of Common Stock; provided that, under the terms of the Plan and the Confirmation Order, holders of cancelled shares that would have received 100 shares of Common Stock or less were not entitled to receive any shares of Common Stock as of the Effective Time.

Pursuant to the Plan, the Issuer filed its Third Amended and Restated Certificate of Incorporation (the “Amended Charter”) with the Secretary of State of the State of Delaware which, among other things, (i) changed the name of the Issuer from “Real Industry, Inc.” to “Elah Holdings, Inc.”, (ii) decreased the total number of authorized shares of capital stock to 2,500,000, consisting of 2,450,000 shares of Common Stock and 50,000 shares of preferred stock, (iii) provided for a classified board of directors, (iv) prohibited certain transfers of Common Stock without the prior approval of the Issuer’s board of directors in order to protect the Issuer’s net operating loss carryforwards, and (v) permitted the pursuit of business activities by the Issuer’s non-employee directors and stockholders and their respective affiliates that may overlap or compete with those business activities of the Issuer and waived the corporate opportunities doctrine with respect to such persons, subject to limited exceptions. The Issuer also adopted the Fourth Amended and Restated Bylaws (the “Amended Bylaws”). In addition, the Issuer also filed an Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock with the Secretary of State of the State of Delaware that restated the rights, powers and preferences of the Issuer’s Series A Junior Participating Preferred Stock and decreased the total number of shares designated as Series A Junior Participating Preferred Stock to 5,000 (the “Certificate of Designation”). In connection with the Amended Charter, the Issuer filed a Certificate of Elimination with the Secretary of State of the State of Delaware to eliminate its previously authorized Series B Non-Participating Preferred Stock that was eliminated pursuant to the Plan (the “Certificate of Elimination”). Each of the Amended Charter, Amended Bylaws, Certificate of Designation and the Certificate of Elimination became effective on the Effective Date.

The foregoing descriptions of the Amended Charter, Amended Bylaws, the Certificate of Designation and the Certificate of Elimination do not purport to be complete and are qualified in their entirety by the contents of the Amended Charter, Amended Bylaws, the Certificate of Designation and the Certificate of Elimination, copies of which are attached as Exhibits 99.4, 99.5, 99.6 and 99.7 to this Schedule 13D and are hereby incorporated herein by reference.

Securities Purchase Agreement

Pursuant to the Plan and on the Effective Date, the GS Purchasers entered into the Securities Purchase Agreement with 210 Partners and the Issuer, pursuant to which the GS Purchasers agreed to purchase 181,036 shares of Common Stock of the Issuer for an aggregate purchase price of $8.75 million, and 210 Partners agreed to purchase 181,037 shares of Common Stock of the Issuer for an aggregate purchase price of $8.75 million. In connection with the Securities Purchase Agreement, the full amount of the outstanding loans under the DIP Financing made by the GS Purchasers and the 210 Affiliate DIP Lender were applied to the purchase price paid by the GS Purchasers and 210 Partners, respectively. As a result, the cash portion of the purchase price paid by each of the GS Purchasers and 210 Partners for the Common Stock was reduced on a dollar-for-dollar basis by $2.76 million, or $5.52 million in the aggregate, and the agreement governing the DIP Financing was deemed satisfied and repaid in full.

Deregistration

On May 9, 2018, pursuant to the Securities Purchase Agreement and the Plan, the Issuer filed a Form 15 with the Securities and Exchange Commission to deregister its shares of Common Stock under the Act.

Rights Agreement Amendment

In connection with the entry into the Securities Purchase Agreement, the Issuer entered into an amendment to that certain Amended and Restated Rights Agreement, dated as of November 2, 2017 (the “Rights Agreement”), between the Issuer and Computershare Inc., as rights agent, which exempts 210 Partners, the GS Purchasers, certain other stockholders of the Issuer, and their respective affiliates from the definition of “Acquiring Person” under the Rights Agreement.

Director Resignations and Appointments

Pursuant to the Plan and the Securities Purchase Agreement, immediately prior to the Effective Time, all of the Issuer’s previous directors voluntarily resigned from the Issuer’s board of directors and the following individuals were appointed to the board of directors: (i) C. Clark Webb and Robert H. Alpert, the principals of the 210 Purchasers (as defined below), (ii) Doug Tabor, (iii) Brian Laibow, and (iv) Randolph Brown, as an independent director. Additionally, pursuant to the Securities Purchase Agreement, the Issuer is required to take such actions as may be necessary to permit the Purchasers to appoint two observers to the Issuer’s board of directors.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the contents of the Securities Purchase Agreement, a copy of which is attached as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

Acquisition Facility Commitment

The Private Credit Group of GSAM, on behalf of one or more of its managed funds or accounts, has committed to provide and/or use its commercially reasonable efforts to arrange a syndicate of financial institutions to provide up to $500 million of senior secured term loans to enable the Issuer to explore an acquisition or other business combination with one or more unidentified businesses after confirmation and the Effective Date of the Plan (the “Acquisition Facility Commitment”), subject to the terms and conditions in the Acquisition Facility Commitment. Pursuant to the Acquisition Facility Commitment, the Issuer agreed not to enter into, or retain any other person or entity to arrange, any equity or debt financing without first offering GSAM the right to provide or arrange any such proposed equity or debt financing. The Acquisition Facility Commitment includes customary representations, warranties and covenants and is subject to customary conditions.

The foregoing description of the Acquisition Facility Commitment does not purport to be complete and is qualified in its entirety by the contents of the Acquisition Facility Commitment, a copy of which is attached as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

Stockholders Agreement

Pursuant to the Securities Purchase Agreement, on the Effective Date, the Issuer entered into a Stockholders Agreement with 210 Partners, the GS Purchasers, and Aleris Corporation (“Aleris”) (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, 210 Partners, the GS Purchasers, and Aleris agreed to a lock up for a period of up to 60 months from the date of the Stockholders Agreement (unless terminated earlier as provided in the Stockholders Agreement), during which time such parties may not, directly or indirectly, sell or otherwise dispose of any shares of Common Stock, whether such Common Stock was owned as of or acquired after the date of the Stockholders Agreement, subject to limited exceptions. The Stockholders Agreement also contemplates that Aleris will enter into a stock purchase agreement with 210 Partners, as well as a related stock purchase agreement with one of its equity holders and 210 Partners, in connection with a possible distribution-in-kind of Common Stock held by Aleris to Aleris’ stockholders. Additionally, pursuant to the Stockholders Agreement, the Issuer agreed to not enter into certain affiliate transactions without the approval of a majority of the disinterested directors of the Issuer, subject to certain exceptions.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by the contents of the Stockholders Agreement, a copy of which is attached as Exhibit 99.10 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Securities Purchase Agreement, on the Effective Date, the Issuer entered into a Registration Rights Agreement with 210 Partners, the GS Purchasers, and Aleris (the “Registration Rights Agreement”). Under the Registration Rights Agreement, either 210 Partners or the GS Purchasers may, at any time after five years from the date of the Registration Rights Agreement and subject to certain other limitations, demand that the Issuer register for resale under the Securities Act all or a portion of the shares of Common Stock that 210 Partners, the GS Purchasers, or their respective affiliates hold. In addition, the Registration Rights Agreement provides 210 Partners, the GS Purchasers, Aleris, and their respective affiliated holders of Common Stock with certain incidental “piggy-back” registration rights, which generally allow such persons to participate in certain registered offerings of the Issuer’s Common Stock that are initiated by the Issuer or on behalf of other holders of the Issuer’s securities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the contents of the Registration Rights Agreement, a copy of which is attached as Exhibit 99.11 to this Schedule 13D and is incorporated herein by reference.

Investor Agreement

Pursuant to the Investor Agreement (the “Investor Agreement”), dated as of May 9, 2018, by and among OCM Opps 7b Real Holdings, LLC, OCM Opps 8 Real Holdings, LLC, OCM VOF Real Holdings, LLC, OCM Hunt Real Holdings, LLC, Oaktree European Credit Opportunities Holdings Ltd., OCM FIE, LLC, OCM High Yield Plus ALS Holdings, L.P. and OCM Opportunities Fund VII, L.P., as the Oaktree Investors (collectively, the “Oaktree Investors”), and 210 Partners and the GS Purchasers, as the Other Investors, each of 210 Partners and the GS Purchasers agreed not to purchase, and agreed to cause its affiliates not to make any capital contributions or otherwise purchase any equity securities of the Issuer or its subsidiaries for cash consideration unless the Oaktree Investors and their affiliates holding equity securities of the Issuer are first offered the pro rata right, based upon the percentage of outstanding Common Stock then held, to participate in such transaction on the same price, terms and conditions.

The foregoing description of the Investor Agreement does not purport to be complete and is qualified in its entirety by the contents of the Investor Agreement, a copy of which is attached as Exhibit 99.12 to this Schedule 13D and is incorporated herein by reference.

Other Information

The acquisition of the Issuer’s Common Stock by each of the GS Purchasers was for investment purposes. The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, acquisition opportunities, the securities markets in general and for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, and subject to the agreements described above, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons. In pursuing their investment purposes, the Reporting Persons plan to monitor the Issuer’s operations, merger and acquisition activity, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past and may in the future discuss such matters with one or more shareholders, officers or directors of the Issuer, industry analysts, existing or potential strategic partners, investment and financing professionals, sources of credit and other investors.

Except as described herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D), and/or formulate and implement plans or proposals with respect thereto. To the knowledge of each Reporting Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover pages hereto. None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

The Reporting Persons and the 210 Purchasers may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, a group with the 210 Purchasers or any other person.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover pages hereto.

GS BDC, GSPMMC and GSMMLC are the direct beneficial owners of 46,214, 69,386, and 65,436 shares, respectively, of the Issuer’s Common Stock covered by this Schedule 13D.

As the investment adviser to each of the GS Purchasers, GSAM has shared power to dispose of and shared power to vote the shares of Common Stock held by each applicable GS Purchaser. GSAM does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 promulgated under the Act, GSAM may be deemed to indirectly beneficially own the shares of Common Stock beneficially held by each of the GS Purchasers. However, none of the foregoing should be construed in and of itself as an admission by GSAM as to beneficial ownership of Common Stock owned by any of the applicable GS Purchasers.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by the Reporting Persons. GSAM is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“GS Group”). This filing does not reflect securities, if any, beneficially owned by GS Group or any other subsidiaries of GS Group whose ownership is disaggregated from that of the Reporting Persons in accordance with the Release, and, in reliance on the Release, this filing does not include information regarding GS Group and its directors and executive officers as contemplated by Instruction C to Schedule 13D. GSAM, an investment adviser, disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which GSAM or its employees have voting or investment discretion, or both, and (ii) securities managed, if any, on GSAM’s behalf, by third parties.

The Reporting Persons and 210 Partners, Messrs. Alpert and Clark, and certain of their affiliates (collectively, the “210 Purchasers”) may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 363,148 shares of Common Stock of the Issuer, representing approximately 49.1% of the 738,925 shares of Common Stock of the Issuer outstanding as of May 10, 2018, as confirmed by the Issuer. The shares of Common Stock listed as beneficially owned by the Reporting Persons exclude those shares of Common Stock held by the 210 Purchasers, as to which the Reporting Persons disclaim beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with the 210 Purchasers.

(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Price Per Share		Description of Transaction
May 9, 2018	Goldman Sachs BDC, Inc.	46,214	$48.33	(1)	Privately Negotiated Transaction
May 9, 2018	Goldman Sachs Private Middle Market Credit LLC	69,386	$48.33	(1)	Privately Negotiated Transaction
May 9, 2018	Goldman Sachs Middle Market Lending Corp.	65,436	$48.33	(1)	Privately Negotiated Transaction

(1)	Pursuant to the Securities Purchase Agreement, the GS Purchasers acquired an aggregate of 181,036 shares of Common Stock for an aggregate purchase price of $8.75 million.

(d) Each of the GS Purchasers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly held by such GS Purchaser. No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

Additionally, pursuant to a Letter Agreement, dated as of May 9, 2018, by and between the GS Purchasers and 210 Capital, LLC (“210 Capital”), an affiliate of 210 Partners, upon certain realization events of Common Stock owned by the GS Purchasers, 210 Capital is entitled to receive up to 20% of any proceeds in excess of the sum of (i) GS Purchase Price plus (ii) a preferred return of 10% of the GS Purchase Price, compounded annually from the Effective Date.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into the Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

The information set forth in Item 3, Item 4 and Item 5(d) of this Schedule 13D is incorporated herein by reference.

The Reporting Persons may, from time to time, in the ordinary course of business, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give the Reporting Persons direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, the Reporting Persons disclaim any beneficial ownership in the securities that may be referenced in such contracts.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of May 18, 2018 (filed herewith).

99.2	Amended Plan of Reorganization for Real Industry, Inc., (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.3	Disclosure Statement for the Plan of Reorganization for Real Industry, Inc., dated as of March 29, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on March 31, 2018).

99.4	Third Amended and Restated Certificate of Incorporation, dated as of May 4, 2018, of Elah Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.5	Fourth Amended and Restated Bylaws, dated as of May 9, 2018, of Elah Holdings, Inc. (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.6	Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock, dated as of May 4, 2018, of Elah Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.7	Certificate of Elimination of Series B Non-Participating Preferred Stock, dated as of May 4, 2018, of Elah Holdings, Inc. (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.8	Securities Purchase Agreement, dated as of May 9, 2018, by and among Elah Holdings, Inc., 210/RELY Partners, LP, Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, and Goldman Sachs Middle Market Lending Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.9	Acquisition Facility Commitment Letter, dated as of May 9, 2018, by and between The Private Credit Group of Goldman Sachs Asset Management, L.P. and Elah Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.10	Stockholders Agreement, dated as of May 9, 2018, by and among Elah Holdings, Inc., 210/RELY Partners, LP, Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, Goldman Sachs Middle Market Lending Corp, and Aleris Corporation (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.11	Registration Rights Agreement, dated as of May 9, 2018, by and among Elah Holdings, Inc., 210/RELY Partners, LP, Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, and Goldman Sachs Middle Market Lending Corp. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.12	Investor Agreement, dated as of May 9, 2018, by and among OCM Opps 7b Real Holdings, LLC, OCM Opps 8 Real Holdings, LLC, OCM VOF Real Holdings, LLC, OCM Hunt Real Holdings, LLC, Oaktree European Credit Opportunities Holdings Ltd., OCM FIE, LLC, OCM High Yield Plus ALS Holdings, L.P. and OCM Opportunities Fund VII, L.P., as the Oaktree Investors, and 210/RELY Partners, LP, Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, and Goldman Sachs Middle Market Lending Corp., as the Other Investors (incorporated by reference to Exhibit 99.15 to the Schedule 13D filed by 210 Capital, LLC on May 18, 2018).

99.13	Power of Attorney, relating to Goldman Sachs Asset Management, L.P. (filed herewith).

99.14	Power of Attorney, relating to Goldman Sachs BDC, Inc. (filed herewith).

99.15	Power of Attorney, relating to Goldman Sachs Private Middle Market Credit LLC (filed herewith).

99.16	Power of Attorney, relating to Goldman Sachs Middle Market Lending Corp. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2018

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Yvette Kosic, Attorney-in-fact

GOLDMAN SACHS BDC, INC.

By:	/s/ Yvette Kosic, Attorney-in-fact

GOLDMAN SACHS PRIVATE MIDDLE MARKET CREDIT LLC

By:	/s/ Yvette Kosic, Attorney-in-fact

GOLDMAN SACHS MIDDLE MARKET LENDING CORP.

By:	/s/ Yvette Kosic, Attorney-in-fact

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the executive officers of Goldman Sachs Asset Management, L.P. are set forth below. Goldman Sachs Asset Management, L.P. does not have any directors. Each executive officer’s principal business address is c/o Goldman Sachs Asset Management, L.P., 200 West Street, New York, New York 10282. All executive officers listed below are United States citizens.

Name	Principal Occupation
Ellen R. Porges	General Counsel, Investment Management Division (Chief Legal Officer) of The Goldman Sachs Group, Inc.
Timothy J. O’Neill	Co-Head, Investment Management Division (Co-Chief Executive Officer) of The Goldman Sachs Group, Inc.
Judith L. Shandling	Chief Compliance Officer, Investment Management Division of The Goldman Sachs Group, Inc.
Eric S. Lane	Co-Head, Investment Management Division (Co-Chief Executive Officer) of The Goldman Sachs Group, Inc.
Jacqueline D. Arthur	Chief Operating Officer, Investment Management Division of The Goldman Sachs Group, Inc.

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of Goldman Sachs BDC, Inc. are set forth below. Each director’s or executive officer’s principal business address is c/o Goldman Sachs Asset Management, L.P., 200 West Street, New York, New York 10282. All directors and executive officers listed below are United States citizens.

Name	Principal Occupation
Jaime Ardila	Chairman of the Board of Directors of Goldman Sachs BDC, Inc.; Chairman of the Board of Directors of Goldman Sachs Private Middle Market Credit LLC; Director of certain other companies
Ross J. Kari	Director of Goldman Sachs BDC, Inc.; Director of Goldman Sachs Private Middle Market Credit LLC
Ann B. Lane	Director of Goldman Sachs BDC, Inc.; Director of Goldman Sachs Private Middle Market Credit LLC
Katherine (“Kaysie”) Uniacke	Director of Goldman Sachs BDC, Inc.; Director of Goldman Sachs Private Middle Market Credit LLC; Director of Goldman Sachs Middle Market Lending Corp.; Chair of the Board of Goldman Sachs Asset Management International; Director of Goldman Sachs Funds, plc; Advisory Director of The Goldman Sachs Group, Inc.
Brendan McGovern	Chief Executive Officer and President of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp..
Jon Yoder	Chief Operating Officer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Jonathan Lamm	Chief Financial Officer and Treasurer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Maya Teufel	Chief Compliance Officer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Salvatore Lentini	Executive Vice President of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Jordan Walter	Executive Vice President of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
David Yu	Executive Vice President and Head of Research of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Carmine Rossetti	Principal Accounting Officer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of Goldman Sachs Private Middle Market Credit LLC are set forth below. Each director’s or executive officer’s principal business address is c/o Goldman Sachs Asset Management, L.P., 200 West Street, New York, New York 10282. All directors and executive officers listed below are United States citizens.

Name	Principal Occupation
Jaime Ardila	Chairman of the Board of Directors of Goldman Sachs Private Middle Market Credit LLC; Chairman of the Board of Directors of Goldman Sachs BDC, Inc.; Director of certain other companies
Ross J. Kari	Director of Goldman Sachs Private Middle Market Credit LLC; Director of Goldman Sachs BDC, Inc.
Ann B. Lane	Director of Goldman Sachs Private Middle Market Credit LLC; Director of Goldman Sachs BDC, Inc.
Katherine (“Kaysie”) Uniacke	Director of Goldman Sachs Private Middle Market Credit LLC; Director of Goldman Sachs BDC, Inc.; Director of Goldman Sachs Middle Market Lending Corp.; Chair of the Board of Goldman Sachs Asset Management International; Director of Goldman Sachs Funds, plc; Advisory Director of The Goldman Sachs Group, Inc.
Brendan McGovern	Chief Executive Officer and President of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Jon Yoder	Chief Operating Officer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Jonathan Lamm	Chief Financial Officer and Treasurer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Maya Teufel	Chief Compliance Officer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Salvatore Lentini	Executive Vice President of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Jordan Walter	Executive Vice President of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
David Yu	Executive Vice President and Head of Research of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Carmine Rossetti	Principal Accounting Officer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of Goldman Sachs Middle Market Lending Corp. are set forth below. Each director’s or executive officer’s principal business address is c/o Goldman Sachs Asset Management, L.P., 200 West Street, New York, New York 10282. All directors and executive officers listed below are United States citizens.

Name	Principal Occupation
Carlos E. Evans	Director of Goldman Sachs Middle Market Lending Corp.; Director of certain other companies and entities
Richard A. Mark	Director of Goldman Sachs Middle Market Lending Corp.; Director of certain other entities
Timothy J. Leach	Chairman of the Board of Directors of Goldman Sachs Middle Market Lending Corp.; Director of certain other entities
Katherine (“Kaysie”) Uniacke	Director of Goldman Sachs Middle Market Lending Corp.; Director of Goldman Sachs BDC, Inc.; Director of Goldman Sachs Private Middle Market Credit LLC; Chair of the Board of Goldman Sachs Asset Management International; Director of Goldman Sachs Funds, plc; Advisory Director of The Goldman Sachs Group, Inc.
Brendan McGovern	Chief Executive Officer and President of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Jon Yoder	Chief Operating Officer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Jonathan Lamm	Chief Financial Officer and Treasurer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Maya Teufel	Chief Compliance Officer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Salvatore Lentini	Executive Vice President of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
David Yu	Executive Vice President and Head of Research of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Jordan Walter	Executive Vice President of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.
Carmine Rossetti	Principal Accounting Officer of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Middle Market Lending Corp.